UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

1-7 Waterloo Road, Macquarie Park, NSW, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

/s/ Andrew Bursill

Andrew Bursill

Company Secretary

Date 3 July 2013

3 July 2013

Funding Arrangement

Novogen today announced that it has put into place a funding arrangement with a sophisticated US-based institutional investor, providing it with up to $5 million of working capital over the next 3 years.

The key highlights of the transaction are:

•

underwrites the funding of the primary goal of Novogen in bringing CS-6 through into the clinic, as well as the secondary goal of identifying a panel of phenotype-specific anti-cancer drugs for the purpose of personalized chemotherapy;

•	provides funding as required up to $5.0 million;

•	staged discretionary funding minimises dilution to existing shareholders.

Under the Agreement, the investor will invest up to a maximum of $5 million in Novogen by purchasing up to 5 interest-free convertible securities. The price of each security is a minimum of AU$165,000 and a maximum of AU$1.0 million by mutual consent. The Investor will also receive options which will expire at the end of three years and have an option exercise price of 130% of the average daily VWAPs per share for the 20 consecutive trading days immediately prior to 2nd June July 2013. Usual adjustments for reconstructions apply.

The first investment of $1.0 million will be made immediately by way of a converted security with a face value of AU$1.1 million. Subsequent tranches can be activated 120 days after the previous tranche.

The conversion price for the convertible securities will be, at the Investor’s discretion, either 90% of the average of 3 daily VWAPs per share, as selected by the Investor, during the 20 consecutive trading days immediately prior to the relevant Conversion Notice Date, or a limited number at 130% of the average of the daily VWAPs per share for the 20 consecutive trading days immediately prior to execution of the agreement.

The Agreement includes terms that grant Novogen the right to repurchase Convertible Securities for cash and limit the rate that the Investor can dispose of any shares received on conversion.

Novogen has the right to terminate the Agreement at any time by the payment of a modest termination fee or, alternatively, at no cost if the Company’s share price falls below a specified base price.

Dr Graham Kelly, Novogen Chairman and CEO, said today, “We welcome the presence of a large institutional investor on our share register that has a strong track record of investing in early-stage biotech companies. It is a validation of the Company’s pipeline and raises our profile in the US financial market and other players operating in the US.”

“In seeking ongoing funding for our drug development program, we were anxious to minimize shareholder dilution by taking only that much money that was needed as and when it was needed. This funding arrangement provides Novogen with sufficient capital to fund the next step of bringing CS-6 through into the clinic as the first step in the Company’s goal of developing CS-6 as the first complete chemotherapy capable of delivering clinically meaningful activity against both differentiated and undifferentiated (stem) cancer cells.”

About Novogen

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia, with an office in New York City, USA, and is focused on the development of a family of novel anti-cancer drugs based on complete anti-cancer activity against both differentiated cancer cells and their undifferentiated progenitor cells. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6 belongs to a new class of drug candidates known as Mitochondrial Electron Transfer Inhibitors (METIs) that work by depriving the cancer cell of its main energy source, ATP. CS-6 has had its electronic signature altered to be a potent METI in both differentiated and undifferentiated cancer cells. CS-6 is being developed in the first instance for the treatment of temozolomide-resistant glioblastoma mutliforme, the main form of primary brain cancer, and late-stage, platinum-refractory ovarian cancer.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

Tel: 61 2 9476 0344

Fax: 61 2 9476 0388

Mobile: (61) 0429 854 390

16-20 Edgeworth David Ave Hornsby NSW 2077 AUSTRALIA

PO Box 2333 Hornsby Westfield NSW 1635 AUSTRALIA

Email: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com